March 28, 2008

KPMG LLP

303 East Wacker Drive

Chicago, IL 60601

We are writing at your request to confirm our understanding that your examination of our assertion related to JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/S&P Growth Retirement Strategy Fund, JNL/S&P Moderate Growth Retirement Strategy Fund, JNL/S&P Moderate Retirement Strategy Fund, JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Dow 10 Fund, JNL/Mellon Capital Management Dow Dividend Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Healthcare Sector Fund, JNL/Mellon Capital Management JNL 5 Fund, JNL/Mellon Capital Management JNL Optimized 5 Fund, JNL/Mellon Capital Management NYSE International 25 Fund, JNL/Mellon Capital Management Nasdaq 25 Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management S&P 10 Fund, JNL/Mellon Capital Management S&P 24 Fund, JNL/Mellon Capital Management S&P SMid 60 Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management VIP Fund, and JNL/Mellon Capital Management Value Line 30 Fund (collectively, the Funds), compliance with subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940 as of December 31, 2007, and from August 31, 2007 (the date of our last examination), through December 31, 2007, with respect to securities reflected in the investment accounts of the Funds, was made for the purpose of expressing an opinion as to whether our assertion is fairly presented in all material respects. In connection with your examination, we confirm, to the best of our knowledge and belief, the following representations made to you during the examination:

1.	Management has performed an evaluation of the Funds’ compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

2.

Management believes that, as of December 31, 2007, and from August 31, 2007, through December 31, 2007, the Funds were in compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

Further, we acknowledge management’s responsibility for compliance with rule 17f-2 of the Investment Company Act of 1940.

Sincerely,

By: /s/ Mark D. Nerud

Mark D. Nerud
President and Chief Executive Officer

By: /s/ Daniel W. Koors

Daniel W. Koors
Vice President, Chief Financial Officer and Treasurer

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/S&P, JNL/S&P Growth Retirement Strategy Fund, JNL/S&P Moderate Growth Retirement Strategy Fund, JNL/S&P Moderate Retirement Strategy Fund, JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Dow 10 Fund, JNL/Mellon Capital Management Dow Dividend Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Healthcare Sector Fund, JNL/Mellon Capital Management JNL 5 Fund, JNL/Mellon Capital Management JNL Optimized 5 Fund, JNL/Mellon Capital Management NYSE International 25 Fund, JNL/Mellon Capital Management Nasdaq 25 Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management S&P 10 Fund, JNL/Mellon Capital Management S&P 24 Fund, JNL/Mellon Capital Management S&P SMid 60 Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management VIP Fund, and JNL/Mellon Capital Management Value Line 30 Fund (collectively, the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2007, and from August 31, 2007 (the date of our last examination), through December 31, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2007, and from August 31, 2007, through December 31, 2007, with respect to securities reflected in the investment accounts of the Funds.

JNL Series Trust

JNL Variable Fund LLC

By: /s/ Mark D. Nerud

Mark D. Nerud
President and Chief Executive Officer

By: /s/ Daniel W. Koors

Daniel W. Koors
Vice President, Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

The Board of Trustees

JNL Series Trust

JNL Investors Series Trust

Board of Managers

JNL Variable Fund LLC:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/S&P Growth Retirement Strategy Fund, JNL/S&P Moderate Growth Retirement Strategy Fund, JNL/S&P Moderate Retirement Strategy Fund, JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Dow 10 Fund, JNL/Mellon Capital Management Dow Dividend Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Healthcare Sector Fund, JNL/Mellon Capital Management JNL 5 Fund, JNL/Mellon Capital Management JNL Optimized 5 Fund, JNL/Mellon Capital Management NYSE International 25 Fund, JNL/Mellon Capital Management Nasdaq 25 Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management S&P 10 Fund, JNL/Mellon Capital Management S&P 24 Fund, JNL/Mellon Capital Management S&P SMid 60 Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management VIP Fund, JNL/Mellon Capital Management Value Line 30 Fund, JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund, and JNL/S&P Total Yield Fund, Jackson Perspective S&P 4 Fund and Jackson Perspective VIP Fund, Jackson Perspective 5, Jackson Perspective Index 5 and Jackson Perspective Optimized 5 (the Funds), complied with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2007, and during the periods from August 31, 2007 (the date of our last Series Trust and Variable Fund LLC examinations), October 31, 2007 (the date of our last Investors Series Trust examination), December 3, 2007 (the date of the JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund, and JNL/S&P Total Yield Fund inceptions), and December 27, 2007 (Jackson Perspective S&P 4 Fund and Jackson Perspective VIP Fund inceptions), through December 31, 2007. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2007 and for the periods ended December 31, 2007 described in the first paragraph, with respect to securities transactions:

1)	Examination of BNY Mellon’s (the Custodian) security position reconciliations for all securities held by sub-custodians and in book entry form;

2)	Confirmation of all securities, if any, which are hypothecated, pledged, placed in escrow, or out for transfer with brokers;

3)	Inspection of documentation of other securities, if any, held in safekeeping by the custodian but not included in 1) and 2) above;

4)	Reconciliation between the Funds’ accounting records and the Custodian’s records as of December 31, 2007, and verification of reconciling items;

5)	Agreement of cash movement relating to pending trade activity for the Funds as of Decmber 31, 2007, to the Custodian’s records;

6)

Agreement of trade tickets for 45 purchases and sales transactions for the periods ended December 31, 2007, to the books and records of the Funds, noting they had been properly recorded and subsequently settled; and,

7)

We reviewed the BNY Mellon Asset Servicing Type II SAS 70 Report on Controls Placed in Operation and Tests of Operating Effectiveness (the SAS 70 Report) for the period from January 1, 2007 to December 31, 2007, and noted that no negative findings were reported in the areas of Safekeeping and Reconciliation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2007, and for the periods ended December 31, 2007 described in the first paragraph, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees and the Board of Managers of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Chicago, Illinois

March 28, 2008